Marc A. Recht + 1 617 937 2316 mrecht@cooley.com	VIA EDGAR

September 11, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Nudrat Salik

Mr. Daniel Gordon

Ms. Abby Adams

Ms. Irene Paik

Re:	Oncorus, Inc.

Amendment No. 3 to Draft Registration Statement on Form S-1

Submitted August 26, 2020

CIK No. 0001671818

Ladies and Gentlemen:

On behalf of our client, Oncorus, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 1, 2020 (the “Comment Letter”), relating to the above referenced Amendment No. 3 to Confidential Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). The Company is concurrently publicly filing its Registration Statement on Form S-1 (the “Registration Statement”), which reflects changes made in response to the comment contained in the Comment Letter (the “Comment”) and certain other changes. We are also sending the Staff a copy of this letter, along with a copy of the Registration Statement, which is marked to show all changes from the Draft Registration Statement.

Set forth below is the Company’s response to the Comment. The numbering of the paragraph below corresponds to the numbering of the Comment, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Registration Statement.

Amendment No. 3 to Draft Registration Statement on Form S-1 Submitted August 26, 2020

Prospectus Summary

Our Pipeline, page 3

1.

We note your revisions in response to comment one of our letter dated August 14, 2020 revealing the undisclosed product candidate in the pipeline. However, we also note that none of the proceeds from this offering are slated for development of that potential product. It appears the product candidate is too preliminary to be material to your business or included in the pipeline table. Please remove it from the pipeline table or tell us why it is material to your business. In addition, we note that you have collapsed the “Research” and “IND-Enabling” columns in the pipeline table into one “Preclinical” column and that the arrows in each column extend to the end of each column despite being in early phases of each development stage. Please either revert back to the two “Research” and “IND-Enabling” columns or revise the length of the arrows throughout the table to represent your progress in each stage of development.

Response to Comment 1:

The Company respectfully advises the Staff that it believes the inclusion of its ONCR-GBM program in the pipeline chart is warranted as it provides additional details on the Company’s oHSV platform that could be material to an investor’s decision to invest in the Company’s common stock. As already described on pages 1, 4, 93, 96, 99 and 118 of the Registration Statement, a significant part of the Company’s development strategy is to expand the viability of its oHSV platform through developing additional therapies beyond its lead candidate ONCR-177. As noted on page 118 of the Registration Statement, the Company has initiated studies to select payloads and micro-RNA targets specific for brain cancer and anticipates being able to nominate a specific candidate in the second half of 2021 from the ONCR-GBM program. The Company respectfully submits that showing this planned timeline for candidate nomination in the ONCR-GBM program under the oHSV platform, much like the planned timeline for nominating candidates for further development under the Company’s Synthetic platform, shows the overall potential of each platform as an individually material component of the Company’s development strategy.

In response to the Staff’s comment, the Company has added a bullet to the Use of Proceeds disclosure on page 68 of the Registration Statement to include a specific amount of proceeds from the offering to be used towards the development of ONCR-GBM.

In response to the last two sentences of the Staff’s comment, the Company has revised the pipeline chart on pages 3 and 94 of the Registration Statement.

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Please direct any questions or comments concerning the Registration Statement or this response letter to either the undersigned at +1 617 937 2316, Brian Leaf at +1 703 456 8053 or Courtney T. Thorne at +1 617 937 2318.

Very truly yours,

/s/ Marc A. Recht

Marc A. Recht

cc:	Theodore Ashburn, M.D., Ph.D., Oncorus, Inc.

Brian Leaf, Cooley LLP

Courtney T. Thorne, Cooley LLP

Lisa Firenze, Wilmer Cutler Pickering Hale and Dorr LLP

Jeffries Oliver-Li, Wilmer Cutler Pickering Hale and Dorr LLP